1701 Market Street Philadelphia, PA 19103-2921 215.963.5000 Fax: 215.963.5001	Morgan, Lewis & Bockius LLP Counselors at Law

Sean Graber

Associate

215.963.5598

October 26, 2010

FILED AS EDGAR CORRESPONDENCE

Sonny Oh

Office of Insurance Products, Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Post-Effective Amendment for Penn Series Funds, Inc. (File Nos. 2-77284 and 811-03459)

Dear Mr. Oh:

Set forth below is a summary of the comments you provided via telephone on Friday, April 9, 2010 and Friday, April 16, 2010 to the Penn Series Funds, Inc. (the “Company”) Post-Effective Amendment No. 63 filed under the Securities Act of 1933, as amended, which was filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2010, and our responses to your comments. PEA No. 63 was filed for the purpose of updating the Company’s registration statement to comply with recent amendments made to Form N-1A. Except as otherwise indicated, comments and responses apply to all portfolios of the Company (collectively, the “Funds”).

1.	Comment: If the Company intends to use summary prospectuses for the Funds, please provide a draft of the language the Company intends to use in its summary prospectuses to comply with Rule 498(b)(1)(v).

Response: The Company has no current intention to use summary prospectuses.

2.	Comment: Include the captions “Approximate Date of Proposed Public Offering” and “Title of Securities Being Registered” on the facing sheet of the Company’s Rule 485(b) filing.

Response: We have included the caption “Approximate Date of Proposed Public Offering” on the facing sheet of the Company’s Rule 485(b) filing. We have not included the caption “Title of Securities Being Registered” on the facing sheet of the Company’s Rule 485(b) filing because this information is not required by Form N-1A.

3.	Comment: Please confirm that the filing number on the back cover page is in a type size that is smaller than the text of the prospectus.

Mr. Sonny Oh

October 26, 2010

Response: In the printed version of the Company’s prospectus, the Company’s filing number is in a type size smaller than the text generally used in the prospectus.

4.	Comment: Please remove from the fee tables, the footnotes to the fee tables and the expense examples information regarding a Fund’s contractual expense limitation unless such expense limitation will actually reduce the Fund’s operating expenses for no less than one year from the effective date of the Company’s registration statement. Please also explain how an expense limitation with an indefinite duration complies with the one-year requirement.

Response: The fee waivers reflected in the fee tables, the footnotes to the fee tables and the expense examples are based on agreements among the Company, its investment adviser and its administrator to waive a portion of their fees and/or reimburse expenses to the extent necessary to keep total annual operating expenses of certain Funds below specified levels. These agreements are expected to continue for the life of each Fund, and these expense limitations may only be increased with the approval of the Board of Directors of the Company. For the reasons discussed below, we believe reflecting these fee waivers in the Funds’ fee tables, the footnotes to the fee tables and the expense examples is not inconsistent with Form N-1A and the SEC release adopting the summary prospectus amendments to Form N-1A (Securities Act Rel. No. 8998, January 13, 2009) (the “Adopting Release”).

Form N-1A provides that a fund’s fee table may not reflect an expense limitation agreement unless such expense limitation agreement will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement. Form N-1A further provides that the fund must disclose the period for which the expense limitation agreement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. The Adopting Release states that a fund’s fee table may not reflect an expense limitation agreement if such agreement may be terminated unilaterally by the fund’s investment adviser during the one-year period.

Form N-1A and the Adopting Release permit a fund to reflect in its fee table an expense limitation agreement even though such expense limitation agreement may be terminated with the approval of the fund’s board during the one-year period. Based on our understanding, the Adopting Release advises funds to supplement their prospectuses if the expense limitation agreement is terminated prior to the end of the one-year period. Taken together, Form N-1A and the Adopting Release give more significance to (a) whether the expense limitation agreement can be unilaterally terminated without agreement of the fund’s board of directors and (b) whether the fund expects the agreement to continue for no less than one year from the date of the registration statement, than to the stated termination date of the expense limitation agreement, if any.

As noted above, the Funds’ fee waivers are part of agreements among the Company, its investment adviser and its administrator. Further, Board of Director approval is required to reduce the waiver amounts. We believe it is consistent with Form N-1A and the Adopting Release to include the Funds’ expense limitations in the Funds’ fee tables because, absent extraordinary circumstances, the expense limitations will reduce the Funds’ operating expenses for no less than one year from the effective date of the Funds’ registration statement, and the expense limitation agreement can only be terminated with the approval of the Funds’ Board of Directors. Moreover, each Fund’s expense limitation agreement is intended to continue for the life of the Fund and,

Mr. Sonny Oh

October 26, 2010

therefore, each Fund currently expects its expense limitation agreement to continue for the life of the Fund unless earlier terminated with the approval of the Board. We note that certain of the Funds’ expense limitation arrangements were removed from the Funds’ fee tables this year because, at the time of the filing of the Company’s registration statement, the Company, its investment adviser, and its administrator did not expect the Funds’ expense limitation agreements to continue for the required one-year period.

In addition, we believe it is consistent with Form N-1A and the Adopting Release to reflect such expense limitations in the Funds’ example numbers for the full ten-year period because the Adopting Release states that a fund may reflect its expense limitations in the example numbers for the periods for which the expense limitation is expected to continue. As stated above, each Fund currently expects its expense limitation agreement to continue for the life of the Fund unless earlier terminated with the approval of the Board.

5.	Comment: Please revise the format of the expense example to comply with Item 3 of Form N-1A.

Response: We have made the requested change in the prospectus included in the Company’s Rule 485(b) filing on April 30, 2010 (hereinafter referred to as the “Final Prospectus”).

6.	Comment: In the summary section of the prospectus, please change the heading “Investment Strategy” to “Principal Investment Strategy”.

Response: We have made the requested change in the Final Prospectus.

7.	Comment: With regards to any Fund that invests in derivatives as part of its principal investment strategy, please disclose the percentage limitation with respect to such investments.

Response: For those Funds that have adopted a specific percentage limitation with respect to their investments in derivatives, such Funds have included the specific percentage limitation in their respective Principal Investment Strategy section of the prospectus. With respect to the other Funds, such Funds have not adopted a specific percentage limitation with respect to their investments in derivatives. Accordingly, we have not made the requested change with respect to those Funds that have not adopted a specific percentage limitation with respect to their investments in derivatives.

8.	Comment: For each Fund that invests in securities of small, medium or large capitalization companies as a principal investment strategy, please provide a specific market capitalization range as of a recent date of what constitutes such capitalization, in lieu of solely referring to an index.

Response: With respect to those Funds that have adopted investment strategies pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) to invest, under normal circumstances, at least 80% of their net assets in small, medium or large capitalization companies, these Funds have provided definitions of these terms in the Funds’ principal investment strategy section of the prospectus. In certain cases, the Funds define these terms by reference to the companies included in a third-party index. Because these Funds’ definitions of the terms small, medium or large capitalization companies are dynamic, the lower and upper

Mr. Sonny Oh

October 26, 2010

limits on market capitalization will change with the markets. Accordingly, these Funds do not include specific market capitalization ranges as part of their definitions of these terms. However, we have provided in the prospectus the specific market capitalization range of the companies included in the relevant index as of a recent date.

9.	Comment: The summary of a Fund’s principal investment strategies (Item 2 of Form N-1A) should be based on the investment strategies fully disclosed later in the prospectus (Item 9 of Form N-1A). Please revise your disclosure accordingly so that the Item 9 disclosure expands on the Item 2 summary section disclosure.

Response: We believe the disclosure in the Final Prospectus complies with Item 2 and Item 9 of Form N-1A. Each Fund’s summary portion of the prospectus (Item 2 of Form N-1A) contains the full discussion of the Fund’s principal investment strategies, and this information is not repeated later in the prospectus in reliance on General Instruction C(3)(a) of Form N-1A, which states “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” However, because, in certain instances, a Fund’s summary portion of the prospectus only provides summary information with respect to certain of the Fund’s permitted investments and principal investment risks, a full discussion of these summarized investments and principal risks is included later in the prospectus as required by Item 9 of Form N-1A.

10.	Comment: Please ensure that the principal risks summarized in a Fund’s summary section correspond to the principal investment strategies summarized in the Fund’s summary section.

Response: We believe the Final Prospectus includes disclosure that is responsive to your comment.

11.	Comment: With respect to the Lifestyle Funds, please state the extent to which the investment adviser may deviate from each Fund’s target allocation. The discussion in each Lifestyle Fund’s “Principal Investment Strategy” section should only include those strategies that are principal to the Lifestyle Funds as opposed to being principal to the various underlying funds in which the Lifestyle Funds invest.

Response: We added disclosure to the Final Prospectus that states the extent to which the investment adviser may deviate from each Fund’s target allocation. We believe the investment strategies discussed in each Lifestyle Fund’s “Principal Investment Strategy” section of the Final Prospectus include only those strategies that are principal to the Lifestyle Fund.

12.	Comment: If any additional principal investment strategies have been added to the prospectus in response to the staff comments set forth above, please be sure to add corresponding risk disclosure.

Response: All principal investment strategies added to the Final Prospectus in response to staff comments were accompanied by corresponding risk disclosure.

13.	Comment: In the summary section of the prospectus, please change the heading “Risks of Investing” to “Principal Risks”.

Response: We have made the requested change in the Final Prospectus.

Mr. Sonny Oh

October 26, 2010

14.	Comment: In the summary section of the prospectus, please delete the cross references to the additional risk information included later in the prospectus.

Response: We have made the requested change in the Final Prospectus.

15.	Comment: Please be sure that each Fund’s “Principal Risks” section includes disclosure that corresponds to each of the Fund’s principal investment strategies.

Response: With respect to the Final Prospectus, each Fund’s “Principal Risks” section includes disclosure that corresponds to each of the Fund’s principal investment strategies.

16.	Comment: Please include active trading risk as a principal risk for any Fund with an annual turnover rate in excess of 100%.

Response: With respect to any Fund that may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies, the Final Prospectus explains that such portfolio turnover may increase the Fund’s transaction costs, which may lower Fund performance. The tax consequences generally associated with high portfolio turnover do not apply to the Funds because shares of the Funds may be purchased only by insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies and by qualified pension plans.

17.	Comment: Please ensure that for any principal risk summarized in a Fund’s summary section of the prospectus, a full discussion of such risk has been included in the prospectus as required by Item 9(c) of Form N-1A.

Response: In the Final Prospectus, to the extent a Fund’s summary section contains only summary information with respect to a principal risk of the Fund, a full discussion of such principal risk is included later in the Final Prospectus as required by Item 9 of Form N-1A.

18.	Comment: The discussion in each Lifestyle Fund’s “Principal Risks” section should include only those risks that are principal to the Lifestyle Fund as opposed to being principal to the various underlying funds in which the Lifestyle Fund invest.

Response: We believe the principal risks discussed in each Lifestyle Fund’s “Principal Risks” section of the Final Prospectus include only those risks that are principal to the Lifestyle Fund.

19.	Comment: With respect to any Fund with derivatives risk, please expand the summary section to summarize that the use of derivatives is subject to credit risk and liquidity risk.

Response: We believe the Final Prospectus includes disclosure responsive to your request.

20.	Comment: With respect to the convertible securities risk disclosure, please expand the disclosure to include risks generally associated with fixed income securities.

Response: We believe the Final Prospectus includes disclosure responsive to your request.

Mr. Sonny Oh

October 26, 2010

21.	Comment: Please revise the preamble to each Fund’s bar chart and average annual total return table to more closely track the narrative set forth in Item 4(b)(2)(i) of Form N-1A.

Response: We believe the preamble to each Fund’s bar chart and average annual total return table complies with the requirements of Item 4(b)(2)(i) of Form N-1A. Accordingly, we have not made the requested change.

22.	Comment: Please revise each Fund’s average annual total return table to comply with the format set forth in Item 4 of Form N-1A.

Response: We have revised each Fund’s average annual total return table in the Final Prospectus in response to your request.

23.	Comment: Please move the discussion stating that index returns do not reflect deductions for expenses and taxes to a parenthetical within each Fund’s average annual total return table as exemplified by the format set forth in Item 4 of Form N-1A.

Response: We have revised each Fund’s average annual total return table in the Final Prospectus in response to your request.

24.	Comment: With respect to each Fund for which only one benchmark index is included in the Fund’s average annual total return table, please delete the description of such index and refer to it as “a broad measure of market performance.”

Response: We feel that providing a concise description of a Fund’s primary benchmark in the performance section is necessary for the average investor to understand the Fund’s performance information. Accordingly, we have not made the requested change.

25.	Comment: In the “Portfolio Managers” section of the summary section of the Funds’ prospectus, please only include the disclosure that is required by Item 5(b) of Form N-1A.

Response: We have revised this disclosure in the Final Prospectus in response to your request.

26.	Comment: In the “Portfolio Managers” section of the summary section of the Funds’ prospectus, please confirm that the disclosure related to each portfolio manager’s length of service is his/her length of service with the applicable adviser or sub-adviser and not with respect to the applicable Fund.

Response: As discussed during our telephone conversation, we have previously received comments from the SEC staff requiring mutual funds to disclose each portfolio manager’s length of service with the applicable fund and not the length of his/her service with the applicable adviser or sub-adviser. Accordingly, we have not made the requested change.

27.	Comment: With respect to the Large Growth Stock Fund, the title of the portfolio manager refers to a different entity than the Fund’s sub-adviser. The portfolio manager’s title should be with the Fund’s sub-adviser.

Response: We have made the requested change in the Final Prospectus.

Mr. Sonny Oh

October 26, 2010

28.	Comment: In the “Portfolio Managers” section of the summary section of the Funds’ prospectus, please remove the disclosure relating to the Fund’s co-portfolio manager as this information is neither permitted nor required by Item 5 of Form N-1A.

Response: Item 5 of Form N-1A states that “[i]f a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member of such committee, team, or other group.” Accordingly, we have included in the “Portfolio Managers” section of the summary section of the Funds’ Final Prospectus the information with respect to each person who we believe is jointly and primarily responsible for the day-to-day management of the Funds.

29.	Comment: In the “Payments to Broker-Dealers and Other Financial Intermediaries” section of the prospectus, please delete the first sentence of your disclosure and revise the remaining disclosure to more closely track the suggested statement set forth in Item 8 of Form N-1A.

Response: We believe the disclosure in the “Payments to Broker-Dealers and Other Financial Intermediaries” section of the Final Prospectus meets the requirements of Item 8 of Form N-1A. As permitted by Item 8 of Form N-1A, the Company made certain modifications to the suggested statement set forth in Item 8 of Form N-1A to more accurately reflect the Company’s payments to financial intermediaries.

30.	Comment: If applicable, please disclose any legal proceedings that the Company is subject to.

Response: As of May 1, 2010, Item 10(a)(3) of Form N-1A was not applicable to the Company.

31.	Comment: Please confirm whether the work experience disclosed with respect to Mr. Moran of Heitman Real Estate Securities LLC and Mr. Cheng of Morgan Stanley Investment Management Inc. covers the required five-year period.

Response: We confirm that the work experience disclosed with respect to Mr. Moran of Heitman Real Estate Securities LLC and Mr. Cheng of Morgan Stanley Investment Management Inc. covers the required five-year period.

32.	Comment: With respect to the Directors and Officers table in the Statement of Additional Information (SAI), please provide the age of each Director and Officer as required by Form N-1A.

Response: In the SAI, we have provided the year of birth of each Officer and Director of the Company. Although we recognize that Form N-1A instructs registrants to provide the “age” of each Officer and Director of the Company, we believe by providing the year of birth of each Officer and Director of the Company, the Company has provided its shareholders with the same or equivalent information as that required by Form N-1A. Accordingly, we have not made the requested change.

Mr. Sonny Oh

October 26, 2010

33.	Comment: In the “Portfolio Turnover” section of the SAI, please be sure to update the disclosure regarding the material differences in a Fund’s portfolio turnover rates over the past two years as required by Form N-1A.

Response: We have updated this disclosure in the SAI included in the Company’s Rule 485(b) filing.

34.	Comment: Please state whether the persons or companies that receive material non-public portfolio holdings information are subject to a duty to refrain from trading on such information.

Response: As stated in the “Portfolio Holdings Information” section of the SAI, any authorized disclosure of portfolio holdings information must be subject to the recipient’s agreement to keep the information confidential and refrain from trading on the information.

35.	Comment: Please be sure to include the new disclosure required by Item 17(b) of Form N-1A in the Company’s final SAI.

Response: The information required by Item 17(b) of Form N-1A was included in the SAI included in the Company’s Rule 485(b) filing.

36.	Comment: With respect to the Developed International Index, Emerging Markets Equity and International Equity Funds, please confirm that the respective Morgan Stanley Capital International Index used as each Fund’s comparative benchmark index does not account for foreign dividend taxation.

Response: The respective Morgan Stanley Capital International Index used by the Developed International Index, Emerging Markets Equity and International Equity Funds does not account for foreign dividend taxation.

I hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Sean Graber

Sean Graber